Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of the terms and provisions of the Class A common stock, par value $0.01 per share (“Class A Common”), and Class B common stock, par value $0.01 per share (“Class B Common”), of Hyster-Yale Materials Handling, Inc., a Delaware corporation (“Hyster-Yale”, the “Company”, “we”, “us” or “our”), and is qualified by reference to the Company’s second amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference herein and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and to applicable provisions of Delaware law.
Our authorized capital stock consists of 160 million shares of common stock (comprised of 125 million shares of our Class A Common and 35 million shares of our Class B Common), par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share.
Common Stock
Voting Rights. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common entitles the holder of the share to one vote on all matters submitted to our stockholders, and each share of our Class B Common entitles the holder of the share to ten votes on all such matters.
Dividends and Other Distributions. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common and our Class B Common are equal in respect of rights to dividends and other distributions in our cash, stock or property, except that in the case of dividends or other distributions payable in our stock, including distributions pursuant to split-ups or divisions of our stock, only our Class A Common may be distributed with respect to our Class A Common and only our Class B Common may be distributed with respect to our Class B Common. In the event of a future spin-off of one of our subsidiaries, the Hyster-Yale second amended and restated certificate of incorporation permits the Company to elect to distribute to each holder of our Class A Common shares of the Class A common stock of such subsidiary and to each holder of our Class B Common shares of the Class B common stock of such subsidiary. In the case of any consolidation, merger or sale of all or substantially all of our assets as a result of which our stockholders will be entitled to receive cash, stock other securities or other property with respect to or in exchange for their shares of our stock, each holder of our Class A Common and our Class B Common will be entitled to receive an equal amount of consideration for each share of our Class A Common or our Class B Common held by such holder.
Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common. As more fully described below, our Class B Common generally is not transferable by a stockholder except to or among such holder’s spouse, certain relatives of such holder, and spouses of such relatives, certain trusts established for their benefit, certain corporations, limited liability companies and partnerships owned by them and certain charitable organizations.
Our Class B Common is, however, convertible at all times, and without cost to the stockholder, into our Class A Common on a share-for-share basis.
Shares of our Class B Common received in a stockholder’s own name will not be transferable into a “nominee” or “street” name.

Other than pursuant to conversions into our Class A Common, a holder of shares of our Class B Common may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a permitted transferee, which is defined generally as follows:

•
any of the lineal descendants of a great grandparent of such holder of our Class B Common, including children adopted before age 18 or any spouse (including a widow or widower) of such lineal descendant (such persons, including such holder of our Class B Common, are hereinafter referred to as such Class B stockholder’s family members);

•	a trust for the benefit of such Class B stockholder’s family members and certain charitable organizations;

•	certain charitable organizations established by such Class B stockholder’s family members; and

•
a corporation whose stockholders, a partnership whose partners or a limited liability company whose members, are made up exclusively of such Class B stockholder’s family members or any trust described in (2) above, but if any share of capital stock of such corporation or its successor, if any partnership interest in such partnership (or any survivor of a merger or consolidation of such a partnership), or any membership interest in such limited liability company (or any survivor of a merger or consolidation of such a limited liability company) is acquired by any person who is not within such class of persons, all shares of our Class B Common then held by such corporation or partnership, as the case may be, will be converted automatically into shares of our Class A Common.

In the case of a corporation or limited liability company, shares of our Class B Common also may be transferred to a successor by merger or consolidation, provided that each stockholder of each other corporation or member of each other limited liability company, as applicable, which is a party to such merger or consolidation is, at the time of such transaction, a stockholder of such corporation or a permitted transferee of at least one stockholder of such corporation or a member of such limited liability company or a permitted transferee of at least one member of such limited liability company. Shares held by trusts that are irrevocable on the record date for the spin-off of the Company from NACCO Industries, Inc. may be transferred to any person to whom or for whose benefit principal may be distributed under the terms of the trust. Shares held by all other trusts may be transferred to the person who established such trust and such person’s permitted transferees. Shares held by certain charitable organizations may be transferred to the person who transferred such shares to the charitable organization and to such person’s permitted transferees.
The restrictions on the transferability of the our Class B Common are set forth in full in Section 3 of Article IV of our second amended and restated certificate of incorporation. Stockholders are urged to read our second amended and restated certificate of incorporation carefully. Each certificate representing shares of our Class B Common bears a legend indicating that the shares of our Class B Common are subject to restrictions on the transfer and registration of transfer thereof.
Any purported transfer of shares of our Class B Common not permitted under our second amended and restated certificate of incorporation will be void and of no effect and the purported transferee will have no rights as our stockholder and no other rights against or with respect to us. We may, as a condition to the transfer or registration of transfer of shares of our Class B Common to a permitted transferee, require the furnishing of such affidavits or other proof as we deem necessary to establish that such transferee is a permitted transferee.

We may not issue any additional shares of our Class B Common without an affirmative vote of the holders of a majority of our outstanding voting stock, except in connection with stock splits and stock dividends. All shares of our Class B Common received by us upon stockholders’ conversion thereof into our Class A Common or otherwise acquired by us will be retired and not reissued.
Other Provisions. Neither our Class A Common nor our Class B Common carry any preemptive rights enabling a holder to subscribe for or receive shares of our stock of any class or any other securities convertible into shares of our stock.
Listing. Our Class A Common is traded on the New York Stock Exchange under the ticker symbol “HY.”
Transfer Agent and Registrar. Computershare is the transfer agent and registrar for our common stock.
Preferred Stock
Our Board is authorized to issue one or more series of up to five million shares of preferred stock. With respect to each series of the preferred stock, our Board has the authority, consistent with our amended and restated certificate of incorporation, to determine the following terms:

•	the number of shares within the series;

•	the designation of the series;

•	whether the shares have voting powers;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	whether the shares are entitled to receive dividends, and if so, the dividend rate of the series, the dates of payment of dividends and the dates from which dividends are cumulative, if applicable;

•	any rights if we dissolve or liquidate;

•	whether the shares are convertible into, or exchangeable for, any of our other stock, the price or rate of conversion or exchange and the applicable terms and conditions;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; and

•	any other relative, participating, optional or other special powers, preferences or rights and qualifications, limitations or restrictions.
The issuance of preferred stock may adversely affect the voting rights and other rights of the holders of common stock.

Provisions That May Have an Anti-Takeover Effect
Our second amended and restated certificate of incorporation contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. Our amended and restated bylaws also contain provisions that could have an anti-takeover effect.
These provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws are designed to encourage persons seeking to acquire control of us to negotiate the terms with our Board. Stockholders are not generally permitted to call a special meeting of stockholders. However, preferred stock may be designated that permits the holders of such preferred stock to call a special meeting of the holders of such class of preferred stock. Subject to the rights of holders of our preferred stock, our directors must be nominated in accordance with Section 3 of Article II of our amended and restated bylaws, which provides that nominations for election as directors at an annual meeting of our stockholders may only be made (i) by or at the direction of our Board or a committee thereof or (ii) by any stockholder who is entitled to vote at such annual meeting and who complies with the additional requirements of such section.
The provisions could, however, have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of shares of our Class A Common, thus depriving stockholders of any advantages that large accumulations of stock might provide. Set forth below is a summary of the relevant provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws and certain applicable sections of the Delaware General Corporation Law. This summary may not contain all of the information that is important to you and is subject to, and is qualified by reference to, all of the provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws.
No Cumulative Voting
Article V of our second amended and restated certificate of incorporation provides for no cumulative voting in the election of directors. In addition, subject to the rights of the holders of any series of preferred stock, Article V provides that our directors may be removed with or without cause. Any action for the removal of a director with or without cause must be approved by an affirmative vote of at least 80% of the voting power of our outstanding voting stock, voting together as a single class.
Restrictions on Certain Transactions with Interested Persons
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits certain business combinations and transactions between a corporation and an “interested stockholder” for at least three years after the interested stockholder becomes an interested stockholder, unless:

•	before the interested stockholder’s share acquisition date, the board approved either the business combination or the purchase of shares by the interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
the transaction is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock, after excluding shares controlled by the interested stockholder.

An “interested stockholder” is any person that (1) is the owner of 15% or more of our outstanding voting stock, or (2) is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the 3-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. Examples of transactions regulated by Section 203 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.
Special Vote Required for Certain Amendments to Organizational Documents
Certain provisions of our second amended and restated certificate of incorporation, such as those set forth in Article V (election and removal of directors), Article VI (amendment of bylaws) and Article VII (rights to indemnification), may not be amended or repealed except by the affirmative vote of the holders of at least 80% of the voting power of our outstanding voting stock, voting together as a single class. Such 80% vote is also required to adopt any provisions inconsistent with any of the provisions of Article I, Sections 1 (time and place of meetings of stockholders), 3 (special meetings of stockholders) and 8 (order of business at meetings of stockholders), Article II, Sections 1 (number and term of office of directors), 2 (vacancies and new directorships), 3 (nominations and election of directors) and 4 (powers of directors) and Article VII (amendments to bylaws) of our amended and restated bylaws.
Other Provisions
Certain other provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may also tend to discourage attempts to acquire control of us. These include advance notice requirements for director nominations and stockholder proposals and provisions that prohibit stockholder action being effected by written consent.